STATEMENT OF INVESTMENTS

General California Municipal Money Market Fund

August 31, 2007 (Unaudited)

Short-Term Investments--103.4%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California--98.2%				
Alameda County Industrial Development Authority, Revenue (Heat and Control Inc. Project) (LOC; Comerica Bank)	4.05	9/7/07	2,000,000 a	2,000,000
Alameda County Industrial Development Authority, Revenue (Malmberg Engineering, Inc. Project) (LOC; Comerica Bank)	4.01	9/7/07	2,300,000 a	2,300,000
Alameda County Industrial Development Authority, Revenue (Plastikon Industries Inc. Project) (LOC; California State Teachers Retirement System)	4.20	9/7/07	2,960,000 a	2,960,000
Alameda County Industrial Development Authority, Revenue (Spectrum Label Corporation Project) (LOC; Bank of The West)	4.10	9/7/07	3,250,000 a	3,250,000
Anaheim Public Financing Authority, Revenue (City of Anaheim Electric System Distribution Facilities) (Insured; MBIA and Liquidity Facility; Citibank NA)	3.99	9/7/07	18,000,000 a,b	18,000,000
California (Insured; XLCA and LOC; Merrill Lynch)	4.04	9/7/07	8,120,000 a,b	8,120,000
California, Economic Recovery Bonds	5.00	7/1/08	5,860,000	5,925,213
California, GO Notes (Insured; MBIA)	4.00	9/1/07	240,000	240,000
California, GO Notes (LOC: Bank of America, Bank of Nova Scotia and Landesbank Hessen-Thuringen Girozentrale)	3.94	9/7/07	30,000,000 a	30,000,000
California, GO Notes (Various Purpose) (Insured; MBIA)	7.50	10/1/07	1,235,000	1,238,972
California Department of Water Resources, Power Supply Revenue (LOC; Bank of America)	3.88	9/1/07	3,600,000 a	3,600,000
California Economic Development Financing Authority, IDR (Vortech Engineering, Inc.				

Project) (LOC; U.S. Bank NA)	4.05	9/7/07	2,165,000 a	2,165,000
California Educational Facilities Authority, Revenue (University of Judaism) (LOC; Allied Irish Banks)	4.05	9/7/07	2,900,000 a	2,900,000
California Enterprise Development Authority, IDR (Tri Tool Inc. Project) (LOC; Comerica Bank)	4.06	9/7/07	10,000,000 a	10,000,000
California Health Facilities Financing Authority, Revenue, CP (Kaiser Permanente)	3.68	11/8/07	1,500,000	1,500,000
California Housing Finance Agency, MFHR (Liquidity Facility: California State Teachers Retirement System and Landesbank Hessen-Thuringen Girozentrale)	3.93	9/1/07	2,250,000 a	2,250,000
California Housing Finance Agency, MFHR (Liquidity Facility: California State Teachers Retirement System and Landesbank Hessen-Thuringen Girozentrale)	4.05	9/1/07	14,900,000 a	14,900,000
California Infrastructure and Economic Development Bank, IDR (Chaparral Property Project) (LOC; Comerica Bank)	4.06	9/7/07	1,600,000 a	1,600,000
California Infrastructure and Economic Development Bank, IDR (G&G Specialty Foods, Inc. Project) (LOC; Comerica Bank)	4.06	9/7/07	1,697,050 a	1,697,050
California Infrastructure and Economic Development Bank, IDR (International Raisins Inc. Project) (LOC; M&T Bank)	4.08	9/7/07	3,750,000 a	3,750,000
California Infrastructure and Economic Development Bank, IDR (Murrietta Circuits Project) (LOC; Comerica Bank)	4.05	9/7/07	3,980,000 a	3,980,000
California Infrastructure and Economic Development Bank, IDR (Roller Bearing Company America Project) (LOC; Wachovia Bank)	4.04	9/7/07	2,400,000 a	2,400,000
California Infrastructure and Economic Development Bank, Revenue (7/11 Materials Inc. Project) (LOC; California State Teachers Retirement System)	4.09	9/7/07	2,880,000 a	2,880,000
California Pollution Control Financing Authority, PCR (Evergreen Oil Inc. Project) (LOC; Bank of The West)	4.03	9/7/07	6,345,000 a	6,345,000

California Pollution Control Financing Authority, PCR, Refunding (Pacific Gas and Electric Company) (LOC; Bank One N.A.)	3.94	9/1/07	4,000,000 a	4,000,000
California Pollution Control Financing Authority, PCR, Refunding (Pacific Gas and Electric Company) (LOC; Bank One N.A.)	3.91	9/1/07	34,800,000 a	34,800,000
California Pollution Control Financing Authority, PCR, Refunding (Pacific Gas and Electric Company) (LOC; JPMorgan Chase Bank)	3.91	9/1/07	4,900,000 a	4,900,000
California Pollution Control Financing Authority, SWDR (Ag Resources, III LLC Project) (LOC; Key Bank)	4.00	9/7/07	2,780,000 a	2,780,000
California Pollution Control Financing Authority, SWDR (ALS Plastics Project) (LOC; Wells Fargo Bank)	4.04	9/7/07	2,300,000 a	2,300,000
California Pollution Control Financing Authority, SWDR (Bay Counties Waste Services, Inc. Project) (LOC; Comerica Bank)	4.00	9/7/07	5,310,000 a	5,310,000
California Pollution Control Financing Authority, SWDR (BLT Enterprises of Fremont LLC Project) (LOC; Union Bank of California)	4.05	9/7/07	7,285,000 a	7,285,000
California Pollution Control Financing Authority, SWDR (Burrtec Waste Industries Inc. Project) (LOC; U.S. Bank NA)	3.98	9/7/07	450,000 a	450,000
California Pollution Control Financing Authority, SWDR (Chicago Grade Landfill, Inc. Project) (LOC; Comerica Bank)	4.05	9/7/07	1,125,000 a	1,125,000
California Pollution Control Financing Authority, SWDR (CR&R Inc. Project) (LOC; Bank of the West)	4.03	9/7/07	3,395,000 a	3,395,000
California Pollution Control Financing Authority, SWDR (CR&R Inc. Project) (LOC; Bank of the West)	4.03	9/7/07	7,840,000 a	7,840,000
California Pollution Control Financing Authority, SWDR (CR&R Inc. Project) (LOC; Bank of the West)	4.03	9/7/07	12,310,000 a	12,310,000
California Pollution Control Financing Authority, SWDR				

(Desert Properties LLC Project) (LOC; Union Bank of California)	4.03	9/7/07	2,245,000 a	2,245,000
California Pollution Control Financing Authority, SWDR (Garden City Sanitation, Inc. Project) (LOC; Comerica Bank)	4.05	9/7/07	4,110,000 a	4,110,000
California Pollution Control Financing Authority, SWDR (GreenWaste Recovery, Inc Project) (LOC; Comerica Bank)	4.05	9/7/07	2,990,000 a	2,990,000
California Pollution Control Financing Authority, SWDR (GreenWaste Recovery, Inc. Project) (LOC; Comerica Bank)	4.05	9/7/07	1,115,000 a	1,115,000
California Pollution Control Financing Authority, SWDR (GreenWaste Recovery, Inc. Project) (LOC; Comerica Bank)	4.05	9/7/07	8,000,000 a	8,000,000
California Pollution Control Financing Authority, SWDR (MarBorg Industries Project) (LOC; Wachovia Bank)	4.00	9/7/07	1,230,000 a	1,230,000
California Pollution Control Financing Authority, SWDR (MarBorg Industries Project) (LOC; Wachovia Bank)	4.00	9/7/07	1,500,000 a	1,500,000
California Pollution Control Financing Authority, SWDR (Marin Sanitary Service Project) (LOC; Comerica Bank)	4.05	9/7/07	4,010,000 a	4,010,000
California Pollution Control Financing Authority, SWDR (Metropolitan Recycling Corporation Project) (LOC; Comerica Bank)	4.05	9/7/07	3,065,000 a	3,065,000
California Pollution Control Financing Authority, SWDR (Metropolitan Recycling Corporation Project) (LOC; Comerica Bank)	4.05	9/7/07	560,000 a	560,000
California Pollution Control Financing Authority, SWDR (Mid-Valley Disposal Project) (LOC; Union Bank of California)	4.05	9/7/07	3,560,000 a	3,560,000
California Pollution Control Financing Authority, SWDR (Mission Trail Waste Systems, Inc. Project) (LOC; Comerica Bank)	4.05	9/7/07	1,915,000 a	1,915,000
California Pollution Control Financing Authority, SWDR (Mottra Corporation Project) (LOC; Wells Fargo Bank)	4.05	9/7/07	1,735,000 a	1,735,000

California Pollution Control Financing Authority, SWDR (Napa Recycling and Waste Services, LLC Project) (LOC; Union Bank of California)	4.05	9/7/07	4,745,000 a	4,745,000
California Pollution Control Financing Authority, SWDR (Pena's Disposal Inc. Project) (LOC; Comerica Bank)	4.05	9/7/07	1,355,000 a	1,355,000
California Pollution Control Financing Authority, SWDR (Rainbow Disposal Company Inc. Project) (LOC; Union Bank of California)	4.05	9/7/07	5,000,000 a	5,000,000
California Pollution Control Financing Authority, SWDR (Ratto Group Company Project) (LOC; Comerica Bank)	4.05	9/7/07	15,000,000 a	15,000,000
California Pollution Control Financing Authority, SWDR (Specialty Solid Waste Project) (LOC; Comerica Bank)	4.05	9/7/07	725,000 a	725,000
California Pollution Control Financing Authority, SWDR (Sunset Waste Paper Inc. Project) (LOC; Comerica Bank)	4.05	9/7/07	2,956,000 a	2,956,000
California Pollution Control Financing Authority, SWDR (Valley Vista Services, Inc. Project) (LOC; Comerica Bank)	4.05	9/7/07	2,920,000 a	2,920,000
California School Boards Association Finance Corporation, COP, TRAN (California School Cash Reserve Program) (Insured; AMBAC)	4.25	7/1/08	10,000,000	10,050,442
California State University Institute, CP (LOC: JPMorgan Chase Bank and State Street Bank and Trust Co.)	3.65	9/4/07	6,000,000	6,000,000
California Statewide Communities Development Authority, California Communities TRAN Program Note Participations (Certain Local Agencies) (Insured; FSA)	4.50	6/30/08	10,000,000	10,068,675
California Statewide Communities Development Authority, IDR (American Modular System Project) (LOC; Bank of the West)	4.05	9/7/07	3,800,000 a	3,800,000
California Statewide Communities Development Authority, MFHR (Copeland Creek Apartments)				

(Liquidity Facility; Goldman Sachs Group Inc. and LOC; Goldman Sachs Group Inc.)	4.05	9/7/07	895,000 a,b	895,000
California Statewide Communities Development Authority, MFHR (Lake Merritt Apartments) (LOC; U.S. Bank NA)	4.07	9/7/07	3,700,000 a	3,700,000
California Statewide Communities Development Authority, MFHR (Pittsburg Plaza Apartments) (LOC; FHLB)	4.22	9/7/07	4,600,000 a	4,600,000
California Statewide Communities Development Authority, MFHR (Seminole Gardens Apartments) (LOC; FHLB)	4.05	9/7/07	3,385,000 a	3,385,000
California Statewide Communities Development Authority, MFHR (Villa Paseo Senior Residences Project) (LOC; FHLB)	4.08	9/7/07	4,000,000 a	4,000,000
California Statewide Communities Development Authority, MFHR (Vista Montana Apartments) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	4.12	9/7/07	2,460,000 a,b	2,460,000
California Statewide Communities Development Authority, Multi Family Revenue (Lutheran Gardens) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	4.12	9/7/07	4,130,000 a,b	4,130,000
California Statewide Communities Development Authority, Revenue, CP (Kaiser Permanente)	3.68	11/8/07	1,500,000	1,500,000
Contra Costa, COP (Concord Healthcare Center Inc.) (LOC; Bank of America)	4.08	9/7/07	1,730,000 a	1,730,000
Contra Costa County, MFHR (Pleasant Hill BART Transit Village Apartments Project) (Insured; XLCA)	3.95	12/20/07	10,000,000	10,000,063
FHLMC Multifamily Certificates, Revenue (Insured; FHLMC and Liquidity Facility; FHLMC)	4.07	9/7/07	11,002,378 a,b	11,002,378
FHLMC Multifamily Certificates, Revenue (Insured; FHLMC and Liquidity Facility; FHLMC)	4.07	9/7/07	28,146,042 a,b	28,146,042
Golden State Tobacco Securitization Corporation, Enhanced Tobacco Settlement Asset-Backed Bonds (Insured; FGIC and Liquidity Facility; Deutsche Banks AG)	4.04	9/7/07	2,070,000 a,b	2,070,000
Golden State Tobacco				

Securitization Corporation, Enhanced Tobacco Settlement Asset-Backed Bonds (Insured; FGIC and Liquidity Facility; Morgan Stanley and Co.)	4.07	9/7/07	6,500,000 a,b	6,500,000
Golden State Tobacco Securitization Corporation, Enhanced Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch)	4.03	9/7/07	11,725,000 a,b	11,725,000
Golden State Tobacco Securitization Corporation, Enhanced Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch)	4.04	9/7/07	2,735,000 a,b	2,735,000
Golden State Tobacco Securitization Corporation, Enhanced Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch)	4.04	9/7/07	3,530,000 a,b	3,530,000
Goldman Sachs Pool Trust, Revenue (Liquidity Facility; Goldman Sachs Group and LOC; IXIS Corporate and Investment Bank)	4.05	9/7/07	5,320,108 a,b	5,320,108
Los Angeles County School and Community College Districts, Pooled TRANS Participation Certificates (Los Angeles County Schools Pooled Financing Program)	4.50	6/30/08	7,500,000	7,552,692
Los Angeles Industrial Development Authority, Empowerment Zone Facility Revenue (Calko Steel, Inc. Project) (LOC; Comerica Bank)	4.02	9/7/07	1,950,000 a	1,950,000
Los Angeles Industrial Development Authority, Empowerment Zone Facility Revenue (Green Farms, Inc. Project) (LOC; Comerica Bank)	4.02	9/7/07	3,000,000 a	3,000,000
Los Angeles Industrial Development Authority, Empowerment Zone Facility Revenue (Megatoys Project) (LOC; California State Teachers Retirement System)	4.01	9/7/07	3,000,000 a	3,000,000
Los Angeles Industrial Development Authority, IDR (Delta Tau Data Systems Inc. Project) (LOC; California State Teachers Retirement System)	4.01	9/7/07	4,660,000 a	4,660,000
Los Angeles Industrial Development Authority, IDR (Wing Hing				

Noodle Company Project) (LOC; Comerica Bank)	4.02	9/7/07	2,095,000 a	2,095,000
Los Angeles Municipal Improvement Corporation, LR, CP (LOC; Bank of America)	3.69	11/15/07	1,900,000	1,900,000
Macon Trust Various Certificates (Irvine Unified School District) (Liquidity Facility; Bank of America and LOC; Bank of America)	3.99	9/7/07	21,095,000 a,b	21,095,000
Macon Trust Various Certificates (Tustin Unified School District) (Liquidity Facility; Bank of America and LOC; Bank of America)	3.99	9/7/07	13,095,000 a,b	13,095,000
Manteca Redevelopment Agency, Subordinate Tax Allocation Revenue, Refunding (Amended Merged Project Area) (Insured; XLCA and Liquidity Facility; State Street Bank and Trust Co.)	3.93	9/1/07	2,500,000 a	2,500,000
Maywood, COP (Infrastructure Financing Project) (LOC; Allied Irish Bank)	3.98	9/7/07	2,715,000 a	2,715,000
Puttable Floating Option Tax Exempt Receipts (California Statewide Communities Development Authority, MFHR (La Mision Village Apartments Project)) (Liquidity Facility; Merrill Lynch and LOC; Merrill Lynch)	3.68	9/7/07	5,800,000 a,b	5,800,000
Puttable Floating Option Tax Exempt Receipts (East Bay Municipal Utility District, Wastewater System Subordinated Revenue) (Insured: AMBAC, FGIC and MBIA and Liquidity Facility; Merrill Lynch Capital Services)	3.97	9/7/07	20,000,000 a,b	20,000,000
Riverside County Industrial Development Authority, IDR (California Mold Inc. Project) (LOC; Bank of the West)	4.09	9/7/07	2,465,000 a	2,465,000
Riverside County Industrial Development Authority, IDR (Computrus Inc. Project) (LOC; Wells Fargo Bank)	4.04	9/7/07	1,675,000 a	1,675,000
Riverside County Industrial Development Authority, IDR (Trademark Plastics Inc. Project) (LOC; California				

State Teachers Retirement System)	4.04	9/7/07	4,275,000 a	4,275,000
Sacramento County Housing Authority, MFHR (Breckenridge Village Apartments) (Liquidity Facility; Citigroup Global Market Holding and LOC; Citigroup Global Market Holding)	4.10	9/7/07	7,690,000 a,b	7,690,000
Sacramento County Sanitation Districts Financing Authority, Revenue, Refunding (Sacramento Regional County Sanitation District) (Insured; FGIC and Liquidity Facility; Morgan Stanley Bank)	4.05	9/7/07	15,550,000 a,b	15,550,000
Sacramento Metropolitan Fire District, GO Notes, TRAN	4.25	6/30/08	15,000,000	15,065,859
San Diego County and School District, TRAN (Note Program Note Participations)	4.50	6/30/08	20,000,000	20,140,565
San Diego County Water Authority, CP (Liquidity Facility; Dexia Credit Locale)	3.70	9/13/07	16,750,000	16,750,000
San Francisco City and County Public Utilities Commission, San Francisco Water Revenue (Insured; FSA and Liquidity Facility; Morgan Stanley Bank)	4.03	9/7/07	9,800,000 a,b	9,800,000
San Francisco City and County Redevelopment Agency, MFHR (Ocean Beach Apartments) (LOC; Citibank NA)	4.07	9/7/07	8,034,500 a	8,034,500
San Jose, Airport Revenue, Refunding (Insured; FSA)	5.00	3/1/08	3,180,000	3,200,152
Santa Clara County Housing Authority, MFHR, Refunding (Willows Apartments) (LOC; Union Bank of California)	3.97	9/7/07	4,284,000 a	4,284,000
Stockton Community Facilities District, Special Tax Revenue (Arch Road East Community Facilities District Number 99-02) (LOC; Wells Fargo Bank)	3.95	9/7/07	850,000 a	850,000
Vacaville Industrial Development Authority, Industrial Revenue, Refunding (Leggett & Platt Inc.) (LOC; Wachovia Bank)	4.07	9/7/07	1,300,000 a	1,300,000

U.S. Related--5.2%

Puerto Rico Aqueduct and Sewer Authority, Revenue (Liquidity Facility; Citibank NA and LOC; Citibank NA)	4.03	9/7/07	24,800,000 a,b	24,800,000

Puerto Rico Commonwealth, Public Improvement GO Notes, Refunding (Insured; FGIC)	5.00	7/1/08	5,000,000	5,051,663
Puttable Floating Option Tax Exempt Receipts (Puerto Rico Highways and Transportation Authority, Highway Revenue) (Liquidity Facility; Dexia Credit Locale and LOC; Dexia Credit Locale)	4.00	9/7/07	3,460,000 a,b	3,460,000

Total Investments (cost $660,334,374)	**103.4%**	**660,334,374**
Liabilities, Less Cash and Receivables	**(3.4%)**	**(21,993,778)**
Net Assets	**100.0%**	**638,340,596**

a   Securities payable on demand. Variable interest rate--subject to periodic change.

b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At August 31, 2007, these securities amounted to $225,923,528 or 35.4% of net assets.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue

PCR	Pollution Control Revenue		**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates		**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants		**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes		**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue		**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency		**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes		**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes		**XLCA**	XL Capital Assurance